UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934
January 26, 2022
Commission File Number:
001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM
6-K
On January 26, 2022, SIGNA Sports United N.V. (the “Company”) issued an earnings presentation for the three and
12-month
periods ended September 30, 2021 for SIGNA Sports United GmbH (“SSU”), its wholly-owned subsidiary, which is attached hereto as Exhibit 99.1, and issued a press release announcing the fourth quarter 2021 financial results for SSU, which is attached hereto as Exhibit 99.2.
NO INCORPORATION BY REFERENCE
The information furnished in this Report on Form 6-K, including Exhibits 99.1 and 99.2 attached hereto, shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in such filing.
EXHIBITS

Exhibit Number	Description

99.1	SIGNA Sports United GmbH earnings presentation for the three and 12-month periods ended September 30, 2021.

99.2	Press release dated January 26, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: January 26, 2022	by:	/s/ Stephan Zoll
Stephan Zoll
Chief Executive Office

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